                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a press release issued by the Company announcing its third quarter
2008 results.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TEFRON LTD.
                                   (Registrant)

                                   By: /s/ Eran Rotem
                                   ---------------------------------
                                   Eran Rotem
                                   Chief Financial Officer

                                   By: /s/ Hanoch Zlotnik
                                   ---------------------------------
                                   Hanoch Zlotnik
                                   Treasurer

Date: November 20, 2008

                    TEFRON REPORTS THIRD QUARTER 2008 RESULTS

THIRD QUARTER SUMMARY

o    QUARTERLY REVENUES OF $38.3 MILLION, 26.1% ABOVE REVENUES OF THE THIRD
     QUARTER OF LAST YEAR

o    OPERATING LOSS OF $6.8 MILLION, AS COMPARED WITH OPERATING LOSS OF $1.5
     MILLION IN THE THIRD QUARTER OF LAST YEAR

o    NET LOSS OF $5.6 MILLION OR $0.26 LOSS PER DILUTED SHARE, AS COMPARED WITH
     NET LOSS OF $1.7 MILLION, OR $0.08 PER DILUTED SHARE, IN THE THIRD QUARTER
     OF LAST YEAR.

MISGAV, ISRAEL, NOVEMBER 20, 2008 - TEFRON LTD. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced financial results for the third quarter of 2008.

THIRD QUARTER 2008 RESULTS

Third quarter revenues were $38.3 million, representing a 26.1% increase from the third quarter of 2007 revenues of $30.3 million. The increase in revenues in the quarter was due to an increase in sales across all the Company's product lines, particularly active-wear and intimate apparel.

The company reported a gross loss in the quarter of $1.7 million compared to a gross profit of $2.4 million in the third quarter of 2007. Operating loss for the quarter was $6.8 million, as compared with an operating loss of $1.5 million in the third quarter of 2007. Net loss for the quarter was $5.6 million, or
$0.26 loss per diluted share, as compared with a net loss of $1.7 million, or
$0.08 per diluted share, in the third quarter of 2007.

The main reasons for the loss are (i) the significant devaluation of the US
Dollar versus the New Israeli Shekel, amounting to $2.7 million additional expenses compared with third quarter 2007, and (ii) the manufacturing challenges that we have not been overcome yet in the Hi-Tex division. In addition, the
Company wrote down $2.2 million in inventory, due to the difficulty of selling older collections in the current weak economic environment.

RESULTS FOR FIRST NINE MONTHS OF 2008

Revenues in the first nine months of 2008 were $137.9 million, representing a
15.2% increase from revenues of $119.7 million generated during the first nine months of 2007. The increase in revenue was due to an increase in year-over-year sales across all product lines including active-wear, swimwear and intimate apparel.

Gross profit in the first nine months of 2008 was $8.4 million compared with
$17.4 million in the first nine months of 2007. Operating loss was $8.7 million compared with an operating income of $4.5 million in the first nine months of
2007. Net loss was $8.8 million, or $0.41 per diluted share, compared to a net income of $2.9 million or $0.13 per diluted share in the first nine months of
2007. The decline in profitability was due to increased costs, in particular the manufacturing challenges faced in the Hi-Tex division as well as the significant devaluation of the US Dollar versus the New Israeli Shekel compared with the same period last year.

Due to Tefron's current share price, Tefron is not in compliance under the continuing listing requirements of the New York Stock Exchange. The Company is currently reviewing various alternatives in order to regain compliance.

MANAGEMENT COMMENTS

Mr. Adi Livneh, Chief Executive Officer of Tefron, commented, "I joined Tefron in September, at the end of a very tough quarter. In my first months here, I have already taken a number of steps including far-reaching structural changes at Tefron, as well as the replacement of some senior personnel with highly experienced industry executives. I believe these are steps in the right direction, which will enable us to resolve the current challenges. Our goal is to improve the quality of our manufacturing, more efficiently exploit our inventory, while lowering wastage and saving costs with the goal of returning
Tefron to profitability in the coming quarters."

Mr. Livneh continued, "I recently met with all of Tefron's major customers as well as a number of potential customers. We were successful in achieving some first-time initial orders from several new customers including Wal-Mart and
White House-Black Market, both of which diversify and grow our revenue base, and provide us with strong future potential. At the same time, our existing customers are behind us and support the changes we are making."

"I have joined a strong team and a company with significant long-term growth potential. However, to realize this potential, I am focusing my initial efforts on solving the manufacturing issues. I do hope to see the positive results of this effort during 2009," concluded Mr. Livneh.

CONFERENCE CALL
--------------------------------------------------------------------------------

The Company will also be hosting a conference call today, November 20, at
10:00am ET. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.
Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US DIAL-IN NUMBER: 1 888 407 2553
ISRAEL DIAL-IN NUMBER: 03 918 0650
INTERNATIONAL DIAL-IN NUMBER:  +972 3 918 0650

For those unable to listen to the live call, a replay of the call will be available for three months within three days after the call in the investor relations section of Tefron's website, at: www.tefron.com

ABOUT TEFRON
--------------------------------------------------------------------------------

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIM WEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, TARGET, THE GAP, J. C. PENNEY, MAIDENFORM, LULULEMON
ATHLETICA, WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, SWIMWEAR ANYWHERE,
ABERCOMBIE&FITCH , AND EL CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS
AND DESIGNER LABELS. THE COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS,
TANK TOPS, BOXERS, LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIM WEAR,
BEACH WEAR AND ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES
          OR ON THE SAME TERMS;

     o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION).

     o    FLUCTUATIONS IN INFLATION AND CURRENCY RATES;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
          TRENDS;

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE
          OF OUR MACHINERY;

     o    THE FLUCTUATIONS COSTS OF RAW MATERIALS; OUR DEPENDENCE ON
          SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS;

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT;

     o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
          INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:                    IR CONTACT:
ERAN ROTEM                          EHUD HELFT / KENNY GREEN
CHIEF FINANCIAL OFFICER             G.K. INVESTOR RELATIONS
+972-4-9900803                      1 646 201 9246
reran@tefron.com                    info@gkir.com

TABLE 1: SALES BY SEGEMENT
--------------------------------------------------------------------------------

                     Nine months ended           Nine months ended          Three months ended         Three months ended              Year ended
                    September 30, 2008           September 30, 2007         September 30, 2008         September 30, 2007          December 31, 2007
                ---------------------------  --------------------------  -------------------------  --------------------------  --------------------------
Segment         USD Thousands    % of total  USD Thousands   % of total  USD Thousands  % of total  USD Thousands   % of total  USD Thousands   % of total
-------         -------------    ----------  -------------   ----------  -------------  ----------  -------------   ----------  -------------   ----------

Cut & sew          70,950          51.5%        53,973          45.1%        13,710          35.8%      11,921          39.3%        77,020          48.6%
Seamless           66,915          48.5%        65,748          54.9%        24,572          64.2%      18,426          60.7%        81,594          51.4%
Total             137,865         100.0%       119,721         100.0%        38,282         100.0%      30,347         100.0%       158,614         100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                           Nine months ended          Nine months ended         Three months ended           Three months ended            Year ended
                           September 30, 2008         September 30, 2007        September 30, 2008           September 30, 2007         December 31, 2007
                      --------------------------  -------------------------  --------------------------   -------------------------  --------------------------
Product line          USD Thousands   % of total  USD Thousands  % of total  USD Thousands   % of total   USD Thousands  % of total  USD Thousands   % of total
------------          -------------   ----------  -------------  ----------  -------------   ----------   -------------  ----------  -------------   ----------

Intimate Apparel             72,281         52.4%        68,867        57.5%        24,221         63.2%         19,601        64.6%        89,877         56.7%
Active wear                  39,550         28.7%        30,763        25.7%        12,353         32.3%          9,649        31.8%        42,047         26.5%
Swimwear                     26,034         18.9%        20,091        16.8%         1,708          4.5%          1,097         3.6%        26,690         16.8%
Total                       137,865        100.0%       119,721       100.0%        38,282        100.0%         30,347       100.0%       158,614        100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                             SEPTEMBER 30,          DECEMBER 31,
                                                        -----------------------       --------
                                                          2008           2007           2007
                                                        --------       --------       --------
                                                               UNAUDITED               AUDITED
                                                        -----------------------       --------
ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                            $  3,614       $  2,695       $  2,384
   Short-term deposit                                        500         11,614          7,063
   Marketable securities                                   1,087          7,292          6,952
   Trade receivables, net                                 26,031         29,085         29,033
   Other accounts receivable and prepaid expenses          8,440          5,623          5,404
   Inventories                                            29,789         26,345         32,577
                                                        --------       --------       --------

 TOTAL current assets                                     69,461         82,654         83,413
                                                        --------       --------       --------

 LONG-TERM INVESTMENS:
   Severance pay fund                                      1,455            939          1,288
   Subordinated note                                       3,000          3,000          3,000
                                                        --------       --------       --------

 TOTAL long-term investments                               4,455          3,939          4,288
                                                        --------       --------       --------

 PROPERTY, PLANT AND EQUIPMENT, NET                       71,136         75,519         74,791
                                                        --------       --------       --------

 TOTAL assets                                           $145,052       $162,112       $162,492
                                                        ========       ========       ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                     SEPTEMBER 30,            DECEMBER 31,
                                                               -------------------------       ---------
                                                                 2008            2007            2007
                                                               ---------       ---------       ---------
                                                                       UNAUDITED                AUDITED
                                                               -------------------------       ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                      $   4,200       $       -       $       -
   Current maturities of long-term bank loans                      4,151           5,948           5,948
   Trade payables                                                 26,365          24,779          29,720
   Other accounts payable and accrued expenses                     9,348           9,869           8,635
                                                               ---------       ---------       ---------

 TOTAL current liabilities                                        44,064          40,596          44,303
                                                               ---------       ---------       ---------

 LONG-TERM LIABILITIES:
   Long-term loans from banks (net of current maturities)         12,372          14,861          13,374
   Deferred taxes                                                 12,306          12,107          12,397
   Accrued severance pay                                           4,466           3,603           3,882
                                                               ---------       ---------       ---------

 TOTAL long-term liabilities                                      29,144          30,571          29,653
                                                               ---------       ---------       ---------

 EMPLOYEE STOCK OPTIONS IN SUBSIDIARY                                247               -               -
                                                               ---------       ---------       ---------

 SHAREHOLDERS' EQUITY:
   Ordinary shares                                                 7,518           7,518           7,518
   Additional paid-in capital                                    106,674         106,446         106,530
   Cumulative other comprehensive income                              45             998             368
   Less - 997,400 Ordinary shares in treasury, at cost            (7,408)         (7,408)         (7,408)
   Accumulated deficit                                           (35,232)        (16,609)        (18,472)
                                                               ---------       ---------       ---------

 TOTAL shareholders' equity                                       71,597          90,945          88,536
                                                               ---------       ---------       ---------

 TOTAL liabilities and shareholders' equity                    $ 145,052       $ 162,112       $ 162,492
                                                               =========       =========       =========

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                 NINE MONTHS ENDED                    THREE MONTHS ENDED              YEAR ENDED
                                                   SEPTEMBER 30,                        SEPTEMBER 30,                 DECEMBER 31,
                                          -------------------------------      -------------------------------       ------------
                                              2008               2007              2008              2007                2007
                                          ------------       ------------      ------------       ------------       ------------
                                                                       UNAUDITED                                        AUDITED
                                          --------------------------------------------------------------------       ------------

Sales                                     $    137,865       $    119,721      $     38,282       $     30,347       $    158,614
Cost of sales (*)                              129,481            102,364            39,934             27,983            139,147
                                          ------------       ------------      ------------       ------------       ------------

Gross profit (loss)                              8,384             17,357            (1,652)             2,364             19,467
Selling, general and administrative
  expenses                                      17,046             12,849             5,194              3,851             17,715
                                          ------------       ------------      ------------       ------------       ------------

Operating income  (loss)                        (8,662)             4,508            (6,846)            (1,487)             1,752
Financial expenses, net                          2,957                960               660                503              1,289
                                          ------------       ------------      ------------       ------------       ------------

Income (loss) before taxes on income           (11,619)             3,548            (7,506)            (1,990)               463
Taxes on income (tax benefit)                   (2,859)               645            (1,917)              (311)               (20)
                                          ------------       ------------      ------------       ------------       ------------

Net income (loss)                         $     (8,760)      $      2,903      $     (5,589)      $     (1,679)      $        483
                                          ============       ============      ============       ============       ============

Basic and diluted net earnings
  (losses) per share from continuing
  operations:
  Basic net earnings (losses) per
    share                                 $      (0.41)      $       0.14      $      (0.26)      $      (0.08)      $       0.02
                                          ============       ============      ============       ============       ============
  Diluted net earnings (losses) per
    share                                 $      (0.41)      $       0.13      $      (0.26)      $      (0.08)      $       0.02
                                          ============       ============      ============       ============       ============

Weighted average number of shares
  used for computing basic earnings
  (losses)  per share                       21,202,986         21,183,397        21,202,986         21,200,986         21,188,161
                                          ============       ============      ============       ============       ============

Weighted average number of shares
  used for computing diluted
  earnings (losses) per share               21,202,986         21,779,955        21,202,986         21,200,986         21,630,124
                                          ============       ============      ============       ============       ============

(*) Includes inventory write-off          $      3,005       $        580      $      2,190       $         40       $      1,260
                                          ============       ============      ============       ============       ============

                                       10

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                         NINE MONTHS ENDED             THREE MONTHS ENDED        YEAR ENDED
                                                            SEPTEMBER 30,                SEPTEMBER 30,           DECEMBER 31,
                                                      -----------------------       -----------------------       --------
                                                        2008           2007          2008           2007            2007
                                                      --------       --------       --------       --------       --------
                                                                            UNAUDITED                             AUDITED
                                                      -----------------------------------------------------       --------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                     $ (8,760)      $  2,903       $ (5,589)      $ (1,679)      $    483
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
  Depreciation of property, plant and equipment          6,475          6,441          2,139          2,106          8,567
  Compensation related to options granted to
    employees                                              391            498             48            312            571
  Increase (decrease) in accrued severance pay,
    net                                                    417            144            (18)            91             74
  Accrual of interest on short-term deposits               (75)          (496)             -           (168)          (613)
  Gain related to  sale of marketable securities           (22)          (335)             -           (270)          (134)
  Interest and amortization of premium and
    accretion of discount of marketable
    securities                                            (263)             -              -              -           (189)

  Impairment of marketable securities                      313              -            313              -              -
  Increase (decrease) in deferred income taxes          (3,327)            21         (1,186)           (39)            79
  Gain on disposal of property, plant and
    equipment, net                                         (21)          (641)            (2)          (246)          (651)
  Decrease (increase) in trade receivables, net          3,002          1,570          9,893           (851)         1,622
  Decrease (increase) in other accounts
    receivable and prepaid expenses                        500           (826)          (272)        (1,097)          (919)
  Decrease (increase) in inventories                     2,788          2,567            336         (1,736)        (3,665)
  Increase (decrease) in trade payables                 (3,355)        (6,364)        (1,545)         1,876         (1,423)
  Increase (decrease) in other accounts payable
    and accrued expenses                                   542           (452)          (360)          (837)          (768)
                                                      --------       --------       --------       --------       --------

Net cash provided by operating activities               (1,395)         5,030          3,757         (2,538)         3,034
                                                      --------       --------       --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment               (3,063)        (4,611)          (879)        (1,509)        (6,377)
Proceeds from sale of property, plant and
  equipment                                                 35            927             14            246            943
Investment in marketable securities                          -              -              -              -        (18,974)
Investment in short-term deposits                      (13,060)       (16,961)          (500)             -         (8,321)
Proceeds from sale of marketable securities              5,914         14,981              -          2,802         17,241
Proceeds from repayment of deposits                     19,698              -              -              -         12,989
Purchase of intangible asset                              (300)             -           (300)             -              -
                                                      --------       --------       --------       --------       --------

Net cash provided by (used in) investing
  activities                                             9,224         (5,664)        (1,665)         1,539         (2,499)
                                                      --------       --------       --------       --------       --------

                                       11

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                       NINE MONTHS ENDED            THREE MONTHS ENDED      YEAR ENDED
                                                          SEPTEMBER 30,                SEPTEMBER 30,        DECEMBER 31,
                                                      ---------------------       ---------------------       -------
                                                        2008          2007         2008          2007           2007
                                                      -------       -------       -------       -------       -------
                                                                           UNAUDITED                          AUDITED
                                                      -------------------------------------------------       -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans                      (8,799)       (4,461)       (1,039)       (1,487)       (5,948)
Proceeds from long-term bank loans                      6,000             -             -             -             -
Increase in short-term bank credit, net                 4,200             -         1,358             -             -
Proceeds from exercise of stock options related
  to employees and directors                                -            85             -             -            92
Proceeds from exercise of tradable options
  issued at the secondary offering                          -         4,290             -             -         4,290
Dividend paid to shareholders                          (8,000)         (551)            -             -          (551)
                                                      -------       -------       -------       -------       -------

Net cash provided by (used in) financing
  activities                                           (6,599)         (637)          319        (1,487)       (2,117)
                                                      -------       -------       -------       -------       -------

Total increase (decrease) in cash and cash
  equivalents                                           1,230        (1,271)        2,411        (2,486)       (1,582)
Cash and cash equivalents at beginning of period        2,384         3,966         1,203         5,181         3,966
                                                      -------       -------       -------       -------       -------

Cash and cash equivalents at end of period            $ 3,614       $ 2,695       $ 3,614       $ 2,695       $ 2,384
                                                      =======       =======       =======       =======       =======

                                       12